  Filed by Tortoise Energy Infrastructure Corporation
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
Tortoise Energy Infrastructure Corporation
Commission File No. 811-21462
Tortoise Energy Capital Corporation
Commission File No. 811-21725
Tortoise North American Energy Corporation
Commission File No. 811-21700

Tortoise Capital Advisors Announces Proposed Merger of Three
MLP Closed-End Funds

FOR IMMEDIATE RELEASE

LEAWOOD, Kan. – Jan. 28, 2014 – Tortoise Capital Advisors today announced the Board of Directors of Tortoise’s closed-end funds approved a proposal to merge three of Tortoise’s MLP closed-end funds: Tortoise Energy Infrastructure Corp. (NYSE: TYG), Tortoise Energy Capital Corp. (NYSE: TYY) and Tortoise North American Energy Corp. (NYSE: TYN). Subject to stockholder approval, TYY and TYN common stockholders will be issued TYG common stock and TYG would acquire substantially all of the assets and liabilities of TYY and TYN.

Acquiring Fund	Acquired Funds
Tortoise Energy Infrastructure Corp. (TYG)	Tortoise Energy Capital Corp. (TYY)
Tortoise North American Energy Corp. (TYN)

The Boards of Directors of TYG, TYY and TYN and Tortoise determined that the proposed mergers are in the best interests of each fund and its stockholders. The funds have similar investment strategies and portfolios focusing primarily on midstream energy infrastructure master limited partnerships (MLPs) and similar investment objectives that seek to provide stockholders a high level of total return, with an emphasis on current distributions. The combined fund will continue to pursue these investment strategies and objectives. Additionally, the mergers are expected to result in several benefits to TYG, TYY and TYN stockholders, including:

•      anticipated accretion to distributable cash flow;

•      the opportunity for enhanced long-term market liquidity;

•      anticipated cost savings through a lower effective management fee and increased economies of scale; and

•      greater financial flexibility through a larger balance sheet.

The transaction value will be based on the relative net asset values of each fund.  It is currently expected that the mergers will be concluded in the second calendar quarter of 2014, subject to obtaining TYG, TYY and TYN stockholder approval, compliance with all regulatory requirements and satisfaction of customary closing conditions.

A Questions & Answers document regarding the merger proposal can be found here or by visiting the closed-end fund section of www.tortoiseadvisors.com. More information on the proposed mergers will be contained in the proxy materials expected to be filed in the coming weeks. TYG plans to file in the near future with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus on Form N-14 8C with respect to the mergers, and each fund expects to mail a definitive joint proxy statement/prospectus to each of its stockholders that will contain information about the proposed mergers following a review period with the SEC.

When filed with the SEC, the joint proxy statement/prospectus and other documents filed by the funds will be available for free at the SEC’s Web site, http://www.sec.gov. Stockholders can also obtain copies of the definitive joint proxy statement/prospectus, when available, for free by dialing (866) 362-9331. Stockholders are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety when available as it will contain important information about the proposed mergers.

About Tortoise Capital Advisors, L.L.C.
Tortoise Capital Advisors, L.L.C. is an investment manager specializing in listed energy investments. As of Dec. 31, 2013, the adviser had approximately $14.2 billion of assets under management in NYSE-listed closed-end investment companies, open-end funds and other accounts. For more information, visit www.tortoiseadvisors.com

Forward-looking statement
This press release contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical fact, included herein are "forward-looking statements."  Although the funds and Tortoise Capital Advisors believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the funds’ reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Other than as required by law, the funds and Tortoise Capital Advisors do not assume a duty to update this forward-looking statement.

Safe harbor statement
This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Contact information
Tortoise Capital Advisors, L.L.C.
Pam Kearney, Investor Relations, (866) 362-9331, pkearney@tortoiseadvisors.com